BROADCAST INTERNATIONAL, INC.
7050 South Union Park Center, Suite 600
Midvale, Utah 84047
(801) 562-2252

June 22, 2012

Sent via EDGAR

Ms. Mara L. Ransom
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Broadcast International, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 1, 2012
File No. 333-180621

Dear Ms. Ransom:

Set forth below are the responses of Broadcast International, Inc., a Utah corporation (the “Company,” “we” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 13, 2012, with respect to the review of the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on June 1, 2012, File No. 333-180621(“Amendment No. 1”).  For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Principal and Selling Shareholders, page 45

1.	We note your response to comment 2 in our letter dated May 7, 2012. If accurate, please revise footnote 12 to identify MDB Capital Group, LLC as a broker-dealer, as well.

Response:

We have revised footnote 12 to identify MDB Capital Group, LLC as a broker-dealer.

2.
Your response to comment 3 of our May 7, 2012 letter states that eight of the selling shareholders received their warrants as underwriting compensation.  In contrast, the relevant footnote disclosure identifies four selling shareholders that received their warrants as underwriting compensation and an additional three that received their warrants as “underwriting commissions”, for a total of seven selling shareholders.  Please revise or advise.

Ms. Mara L. Ranson Assistant Director Securities and Exchange Commission June ___, 2012 Page 2

Response:

We have revised the footnotes to reflect that the warrants were received as “underwriting compensation.”  We also note that eight selling shareholders are identified in the footnotes (Footnote 12 – MDB Capital Group, LLC, Footnote 41 – Messrs. Conley and Mr. Hurwitz, Footnote 46 – Mr. McDermott, Footnote 49 – Mr. Cotter, Footnote 53 – Mr. Clifford, Footnote 60 – Mr. Brandon, and Footnote 62 – Mr. Zapata) as receiving warrants as “underwriting compensation.”

3.
We note that several of the selling shareholders that received their shares as underwriting compensation or underwriting commissions are individuals. Please describe to us the details of these compensation and commission transactions.  Please ensure that your descriptions clarify whether the individual received the compensation or commission directly from you or otherwise.

Response:

The individual selling shareholders who received their shares as underwriting compensation are all employees of the selling agents in the underlying transaction.  They received their compensation directly from their employer.

Financial Statements

4.	Please revise to include interim financial statements as required by Rule 8-08 of Regulation S-X.

Response:

We have revised the Form S-1 to include interim financial statements as required by Rule 8-08 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page II-2

5.
We note your revised disclosure on page II-11 stating that you relied on Rule 506 of Regulation D for the unregistered March 16, 2012 issuance of common stock and warrants in exchange for $6,950,000.  In contract, we note that your Form D filed on March 30, 2012, only covers the unregistered sale of $3,750,000 of equity and warrants.  Please revise your filing to address this discrepancy or advise us of the basis for your belief that your reliance on Regulation D is appropriate.

Response:

We have revised the filing to address the discrepancy you noted.

Exhibit 23.1 Consent of HJ & Associates, LLC

Ms. Mara L. Ranson Assistant Director Securities and Exchange Commission June ___, 2012 Page 3

6.
Please file an updated auditor’s consent with your next amendment.  For guidance, refer to Section 4810.3 of the Division of Corporation Finance Financial Reporting Manual, available on our website at www.sec.gov.

Response:

We have filed an updated auditor’s consent with Amendment No. 2.

Please direct any questions that you may have with respect to the foregoing to Gregory Lindley at Holland & Hart LLP who may be reached at (801) 799-5829.

Very truly yours,

/s/ Rodney M. Tiede

Rodney M. Tiede
President and Chief Executive Officer

Enclosures

cc:           Reed L. Benson, Esq.
Gregory Lindley, Holland & Hart LLP